

March 22, 2013

Via E-mail
Gregory H. Sachs, CEO
SCG Financial Acquisition Corp.
615 N. Wabash Avenue
Chicago, IL 60611

> **Re: SCG Financial Acquisition Corp.**
> **Amendment No. 3 to Schedule TO**
> **Filed March 12, 2013**
> **File No. 005-86187**

Dear Mr. Sachs:

We have reviewed your amended filing and have the following comments. References to prior comments are to those in our letter dated March 5, 2013.

Schedule TO

Index to Exhibits

1.   Please file Exhibit (a)(1)(I) with your next amendment.

Offer to Purchase

Cover Page

2.   We disagree with your analysis set forth in response to prior comment 6 and reissue the comment. We believe the announcement of the tender offer (for purposes of Rule 14e-5) was in fact effected at the time you announced entering into the non-binding letter of intent with RMG: at that time, shareholders had already received the information about the tender offer (such as offer price and number of shares subject to the tender offer).

Selected Historical Financial Information, page 34

3.   Please revise to remove "(unaudited)" from the column labeled, "Period from January 5, 2011 (date of inception) to December 31, 2012."

The Transaction

The Board's Reasons for Approval of the Transaction, page 41

4.   We note your responses to prior comment 15. Expand the disclosure in this section to explain in more detail how SCG applied the findings of its comparable company analysis to determine that the consideration to be paid in connection with the transaction is fair to SCG shareholders. For example, describe where RGM fit within the comparable EBITDA multiples and implied enterprise values of the comparable companies. Also, disclose the projected EBITDA numbers for RGM used in the analysis, or explain the basis for your belief that such information is not required. Provide similar disclosure for the comparable company analysis performed in connection with Symon, as disclosed on page 55.

5.   You disclose in this section that in conducting a financial analysis to determine an appropriate valuation for RMG, SCG relied upon RMG's projected EBITDA for the years ending December 2013 and December 2014. As part of the supplemental materials provided to us in response to prior comment 18, you provided RMG's 2013 budget, which contains projected EBITDA for the year ending December 2013. However, you did not provide the projected EBITDA for the year ended December 2014. Similarly, you disclose on page 56 that in conducting a financial analysis for Symon, SCG relied upon Symon's projected EBITDA for its fiscal years ending January 2014 and January 2015. However, you supplementally provided only Symon's budget for the fiscal year ending January 31, 2014. Please supplementally provide us the projections considered for RMG and Symon for fiscal 2015, or advise.

The Symon Merger, page 54

6.   Please confirm that you have provided us supplementally with copies of all non-public documentation that was exchanged between the companies during the merger negotiations.

Management's Discussion and Analysis of Financial Condition and Results of Operations of SCG

Overview, page 86

7.   Tell us what consideration you have given to discussing in this section, or elsewhere in the offering document, the material opportunities, challenges and risks associated with integrating the businesses of RMG and Symon. For example, discuss management's plans to integrate the two businesses and provide a description of the structure and operation of SCG following such integration. Address whether the businesses complement each other and, if so, describe management's expectations as to how any synergies may impact the operating results of each business. If the businesses provide

duplicative services, discuss management's plans for eliminating any such duplication. Refer to Section III.A of SEC Release 33-8350.

Management's Discussion and Analysis of Financial Condition and Results of Operations of RMG

Overview, page 102

8.   We note in response to our prior comment 34 you added disclosure regarding the minimum annual guarantees (MAG) to page 104 and briefly state on page 102 that payments to airline and other partners for revenue sharing are paid on monthly basis. As the relationship with the airline and other partners appears to be significant to your business please expand your discussion here to incorporate some of the key information regarding these partners as disclosed on pages 96 and 99, such as the number of airlines and Wi-Fi or IFE service providers with whom you have exclusive partnerships, the range of the portion of revenue that you share with the partners, and how many of the arrangements have MAGs compared to those with other terms.

9.   Based on the information on page 99, it appears that you sell advertising to 19 different airlines through your various agreements directly with the airlines or through Wi-Fi and IFE service providers. Please tell us whether our understanding is correct and expand your disclosures here to include this information. Further it seems you have 11 different arrangements with partners, 4 of which have MAGs and 2 of which have payments subject to positive or negative adjustment as a result of your performance. Please expand your disclosures here to include this information as well, further clarify the revenue sharing terms for the 2 arrangements without MAGs and describe the revenue sharing terms for the other 5 arrangements.

10.   We note in your response to our prior comment 36 you explain that because of the disparity in traffic or advertising volume, counting number of airline partners or advertisers does not lend itself to the metrics suggested. We believe that such disparities in the range of traffic volume between networks and airline partners and the range of advertising spend generated from customers could be disclosed in addition to the number of advertisers and partners in order explain to investors that each does not contribute equally. Further it appears that disclosing the renewal rates for your advertisers could provide beneficial information to investors as whether or how frequently your advertiser/agency base fluctuates. Please revise your disclosures to incorporate this information or further explain why you do not believe it is necessary.

11.   Your revised disclosure at the bottom of page 102 notes that the performance measures which you monitor monthly are internally generated and are not standardized. This appears to imply that because such measures are not standardized you do not believe it is beneficial to disclose them. We refer you to Section III.B of SEC Release No. 33-8350, which notes that key variables and other factors that management uses to manage the business, if considered material to investors, are required to be disclosed. We further

note that these performance measurements or key variable need not be standardized and are frequently internally generated. Since you state these are the measurements you monitor to manage your business it would seem they are material to investors to understanding your business. Please revise your disclosures to include the amounts or values of these measurements that are you believe are key or further explain why you do not believe such disclosure is necessary.

12.   We note your additional disclosure regarding the contract with DIRECTV in response to our prior comment 38. As this contract generated over 15 percent of total revenue in 2012 and no additional revenue will be generated from such contract going forward, please revise your disclosure on page 102 and 104 to clearly state you expect revenue to decrease as a result of such cancelation, or explain to us why you do not have such expectation. Further we note your additional disclosures on pages 102 and 104 explaining that ChalkboxTV is currently in beta testing and that you expect to begin delivery in April 2013. Please revise to disclose whether you already have existing orders or sales in place for delivery and if not, how you plan to obtain such sales. Further, if there are no existing orders or sales, please clarify that there is no guarantee that such sales will occur.

Revenues, page 104

13.   We note your additional disclosure where you state that the wide disparity in airline partner size or relative client size does not allow for comparison of partner or client numbers. As noted in the comment above, we believe such disparities could be disclosed with the number of airline partners and advertisers in order to explain to investors that each does not contribute equally. Further you state that 36% of the increase in revenue was due to network expansion factors and sales volume increases that cannot be reduced to metrics. However we note that you state on page 96 that your network is comprised of 120,000 IFE screens, nearly 3,000 aircraft, 145 airline and private terminal lounges and can reach an audience of over 34 million passengers per month. It would seem that a discussion of the changes in these components of your network, period over period, would better explain the increase in revenue due to network expansion factors and sales volume. Please revise your disclosures accordingly or tell us why you still believe such disclosure is not necessary.

14.   We note you disclose the sale of the NYTimes.com Today Network and the Fitness Entertainment Network in 2012 resulted in a decrease in revenue. Please tell us and clarify your disclosures as to what these sales were and whether or how they relate to the sale of the assets related to the IdeaCast acquisition or the sale of assets related to Pharmacy TV Networks LLC, as disclosed on page F-37.

Cost of Revenues, page 104

15.   You state you were relieved of one airline partner MAG after it became evident that estimated revenues were in excess of actual revenues. Please expand your disclosures to

further explain whether such relief was an amendment to the contract, whether any revenue share payments to the partner were still required to be made and how this change contributed to the decrease in cost of revenues in 2012. Further, please clarify if this was the contract that expired and was not renewed as noted on page 99.

Management of RMG

Executive Compensation, page 112

16.   Please supplementally advise us why you do not provide compensation disclosure for your interim CFO.

Beneficial Ownership of RMG Securities, page 113

17.   Please revise the table in this section to present the total number of shares of common and preferred stock beneficially held by each entity in the table, including shares underlying outstanding warrants and options currently exercisable or exercisable within 60 days.

Business of Symon

Competitive Strengths, page 116

18.   Please clarify what it means for Symon to be one a few solution providers "authorized behind the firewall."

Customers, page 118

19.   With respect to the statements attributed to PQ Media in this section, please provide us with marked copies of any materials that support these statements, clearly cross-referencing each statement with the underlying factual support. Also, tell us if Symon commissioned any of PQ Media's reports.

Intellectual Property and Trademarks, page 119

20.   Please clarify if any of Symon's three patents is material to its business and, if so, discuss the technology to which the patent relates and the expiration date of the patent.

Properties, page 120

21.   Please describe any lease or other ownership arrangements with respect to the properties discussed in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Symon

Overview, page 121

22.   Please expand your disclosure to include a discussion of your reseller business partners as it appears this relationship is significant to your business since 33 percent of your revenue is generated through indirect partner channels, as disclosed on page 117.

23.   We note you do not disclose any performance measurements that are used to manage the business. Please revise your disclosures to include a discussion of such measurements in order to provide investors with a better insight as to how operations are viewed and managed internally, or tell us why such disclosure is not necessary. We refer you to Section III.B of SEC Release No. 33-8350.

Unaudited Condensed Combined Pro Forma Financial Information, page 140

24.   Please revise to disclose which of these target companies will be considered the predecessor. Identifying the predecessor will inform investors as to what the historical financial statements will look like going forward.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2011, page 142

25.   Please update to include the audited historical financial statements for Symon Holding Corporation as of and for the year ended January 31, 2013 and revise all related information accordingly.

26.   We note the table added at the bottom of page 146 listing the weighted average number of shares outstanding. Please expand this disclosure to explain how these totals reconcile to the historical weighted average number of common shares outstanding and the common shares presented in the Statements of Changes in Stockholders' Equity on page F-6. With revised disclosure clarify how the shares subject to possible redemption on page F-6 reconcile to the shares of SGC Common Stock Beneficially Owned Post-Transaction in the table on page 148.

27.   Please revise the note disclosure for Adjustment (V) on page 146 to explain how the goodwill of $21,945,782 reconciles to the pro forma balance sheet adjustment amounts on page 143. Disclosure should refer to the effects of Adjustment (EE), recognizing a deferred tax liability.

28.   Please revise to disclose the basis for Adjustment (V) in the amounts of ($45,000,000) and $40,470,595 to Additional paid-in-capital on page 144.

29.   Please revise Adjustment (I) to disclose the nature and amounts comprising the
        Transaction costs. Tell us to whom the payments were made.

Unaudited Pro Forma Condensed Combined Balance Sheet For the Year Ended December 31,
2012, page 143

30.   We note your response to our prior comment 44. Please consider revising your title of
        such investments here to be consistent with the title used on your historical financial
        statements on page F-4, Investments Held in Trust.

Report of Independent Registered Public Accounting Firm, page F-2

31.   Please revise to comply with AU 708.13, Correction of a Material Misstatement in
        Previously Issued Financial Statements, to address the disclosures in Note C. Such
        revision should include a statement that the previously issued financial statements have
        been restated for the correction of a material misstatement in the respective period and a
        reference to the entity's disclosure of the correction of the material misstatement.

SCG Financial Acquisition Corp.

Notes to the Consolidated Financial Statements

Note C – Restatement of Previously Issued Audited Financial Statements, page F-13

32.   Please clarify which warrants this restatement relates to and whether such warrants
        comprise all the warrants outstanding as of December 31, 2011.

Note F – Related Party Transactions, page F-15

33.   Please clarify whether the 4 million warrants purchased by the Sponsor as disclosed at the
        top of page F-16 are the same 4 million warrants purchased by the Sponsor as disclosed
        in Note E. If they are the same, please revise your disclosures to address the
        inconsistencies in how the warrants are accounted for. If they are different, please revise
        to clarify here and make the appropriate revisions as to the number warrants outstanding
        as of December 31, 2012 in Note B, under the subtitle "Net loss per common share".
        Further, please expand your disclosures and include a table listing each warrant issuance,
        exercise, cancellation and the number outstanding as of the end of each period to more
        clearly present the warrant transactions that occurred during the periods.

Note H – Investment in Trust Account, page F-16

34.   We note you classify your investments as held-to-maturity, they consist of U.S. Treasury
        Securities and can have a maturity of 180 days or less. Please tell us whether the
        securities held as of December 31, 2012 have maturity dates earlier than the date on

which distribution of the Trust Account would occur. If not, please tell us why you
believe held-to-maturity classification is appropriate.

Reach Media Group Holdings, Inc.

Notes to the Consolidated Financial Statements

Note 2 Significant Accounting Policies

Revenue Recognition, page F-29

35.   Please expand your disclosure regarding your payment to airline and other partners and
incorporate some of the information regarding these partnerships and agreements as
disclosed on page 99.

36.   We note your response to our prior comment 55 in Attachment 1. In order for us to better
understand your analysis please tell us the following:
- The percentage of the revenue shared in 2012 paid under arrangements (1) with a
MAG, (2) based on a percentage of the advertising revenue following collection
from customer, (3) with Virgin airlines and (4) with payment terms other than
those listed;
- Regarding your disclosure that to the extent you are unable to sell sufficient
advertising from which the revenue share to the airlines exceeds the MAG you
suffer a loss, please explain this further and provide us with an example in your
response;
- Under arrangements where there is no MAG, whether you are still required to
pay the partner if amounts are not collected from the customer;
- Whether the agency/advertiser can dictate what airline or lounge network their
advertisements can be shown; and
- Your analysis of the indicators of net revenue reporting listed at ASC 605-45-45.

Also, please provide us supplementally with a copy of a typical revenue share agreement
with a minimum annual guarantee and one without. Lastly tell us of your consideration
to expand your critical accounting policies on page 108 to incorporate pertinent
information included in this analysis to better explain the nature of these agreements and
why you believe gross reporting is appropriate.

Note 6. Acquisitions, page F-37

37.   We note your response to our prior comment 58 requesting that we accept the twenty-one
months of post-acquisition results included in the RMG financial statements for the years
ended December 31, 2012 and 2011. As previously discussed, Rule 3-06 of Regulation
S-X states that the filing of financial statements covering a period of nine to 12 months
shall be deemed to satisfy a requirement for filing financial statements for a period of one
year when the issuer has made a significant business acquisition, for which financial

statements are required, and financial statements are filed that cover the full fiscal year or years for all other years in the time period. However, and as also as previously discussed, as the acquisition of EMN occurred on April 11, 2011, you do not have financial statements covering a period of nine months. Please tell us why you believe the period from April 11, 2011 through December 31, 2011 should be considered nine months and therefore satisfy the requirement for filing financial statements for a period of one year. Explain how the 10 missing days of April 2011 activity factor into your conclusion.

38.   We note you disclose on page 96 that RMG acquired EMN and its wholly-owned subsidiaries in June 2011. Please correct this inconsistency. If the acquisition did occur in June 2011, then address the previous comment considering EMN financial statements are only included in RMG financial statements for a period covering less than 7 months in 2011.

Symon Holdings Corporation

Consolidated Financial Statements

39.   Please update the financial statements and related information for Symon Holdings Corporation for the year ended January 31, 2013, pursuant to Rule 3-12 of Regulation S-X. Also note that audited financial statements for full three years for Symon Holdings Corporation should be included pursuant to Rule 3-05 of Regulation S-X, unless their net revenues for the year ended January 31, 2013 are less than $50 million, in which case the financial statements for the earliest of the three fiscal years may be omitted.

Notes to Consolidated Financial Statements

Note 1 Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-79

40.   We note you generate a significant amount of revenue through indirect partner channels. Please expand your disclosure here to discuss any material reseller arrangements, typical sales terms, how you account for such sales and its impact on revenue recognition.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Craig Wilson, Senior Assistant Chief Accountant, (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. For questions related to the tender offer, please contact the undersigned. For all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Ameer Ahmad, Esq.
        Greenberg Traurig LLP